ISIN : US90270KAX72 Public UBS AG Phoenix Autocallable Notes Distributed through J.P. Morgan Securities LLC ISSUER FREE WRITING PROSPECTUS Filed Pursuant to Rule 433 Registration Statement No. 333 - 178960 Dated February 11, 2014

UBS AG Phoenix Autocallable Notes

Indicative Terms

Underlying Equity	The common stock of KB Home (Bloomberg Ticker: KBH)
Initial Price	[]
Contingent Interest Rate	16.50%
Trigger Level	70.00%
Interest Barrier	70.00%
Term	Approximately 12 months

Contingent Interest Payments

UBS will pay a quarterly contingent interest payment if the closing price of the underlying equity (in the case of any review date other than the final averaging dates) or the final price of the underlying equity (in the case of the valuation date) is equal to or greater than the interest barrier.

Automatically Callable

UBS will automatically call the Notes if the closing price of the underlying equity (in the case of any review date other than the final averaging dates) or the final price of the underlying equity (in the case of the valuation date) is greater than or equal to the initial price. If called, UBS will pay you an amount per Note equal to $1,000 *plus* the contingent interest payment otherwise due.

Potential Payment at Maturity (per Note)

1) If the Notes have not been called and the final price is equal to or greater than the trigger level and the interest barrier, UBS will pay you an amount per note equal to $1,000 *plus* the contingent interest payment otherwise due on the maturity date.

2) If the Notes have not been called and the final price is less than the trigger level, UBS will repay less than the principal amount, if anything, resulting in a loss on your investment proportionate to the decline of the underlying equity, for an amount per note equal to $1,000 *plus* ($1,000 x Underlying Return).

Investor Suitability / Risk Considerations

Investing in the Notes involves significant risks:

- You may lose all or a substantial portion of your investment
- Your potential return is limited to the contingent interest payments
- You do not seek current income from your investment
- You are willing to hold the Notes to maturity and accept that there may be little or no secondary market for the Notes
- You assume the credit risk of UBS AG for all payments under the Notes
- The price of the underlying equity can rise or fall sharply due to numerous factors
- These factors may create additional investment risks that cause the value of the Notes to be more volatile than the values of traditional notes
- The estimated initial value of the Notes is lower than the issue price
- JPMorgan Securities LLC, an affiliate of JPMorgan Chase & Co, acts as a placement agent
- Additional risk factors in respect to the Notes offering and the underlying market risk can be found in section "Key Risks" of the respective Free Writing Prospectus

Please refer to the Free Writing Prospectus and Product Supplement for further details on risks, liquidity, prospective returns and other matters of interest. This Summary Free Writing Prospectus must not be looked at in isolation and a decision with respect to an investment in the Notes must be taken in conjunction with all available documentation in reference to this note offering.

Hypothetical Payment at Maturity



Equity Return Versus Notes Return at Maturity
Return on Notes at maturity
100%
80%
60%
40%
20%
0%
-20%
-40%
-60%
-80%
-100%
-100%
-80%
-60%
-40%
-20%
0%
20%
40%
60%
80%
100%
Underlying return at maturity
Notes return
Equity return

Note: Sample indicative data only, does not present full downside risk

Hypothetical Final[1] Price	Hypothetical Underlying Return	Hypothetical Payment at Maturity per Note	Total Return on Note at Maturity [2) 3)]
$28.50	50.00%	$1,041.25	4.125%
$24.70	30.00%	$1,041.25	4.125%
$22.80	20.00%	$1,041.25	4.125%
$21.85	15.00%	$1,041.25	4.125%
$20.90	10.00%	$1,041.25	4.125%
$19.95	5.00%	$1,041.25	4.125%
$19.00	**0.00%**	$1,041.25	4.125%
$18.05	-5.00%	$1,041.25	4.125%
$17.10	-10.00%	$1,041.25	4.125%
$16.15	-15.00%	$1,041.25	4.125%
$13.30	-30.00%	$1,041.25	4.125%
$11.40	-40.00%	$600.00	-40.000%
$9.50	-50.00%	$500.00	-50.000%

1) The actual final price will be determined on the valuation date by taking the arithmetic average of the closing price of the underlying equity on each of the final averaging dates.

2) The Total Return on Note at Maturity includes a contingent interest payment for the valuation date.

3) The Total Return on Note at Maturity does not include any contingent interest payments that may be made on any other review date.

J.P.Morgan

UBS

1

Disclaimer

This material has been prepared by UBS AG, or an affiliate thereof ("UBS"). In certain countries UBS AG is referred to as UBS SA.

UBS has filed a registration statement (including a prospectus, as supplemented by a product supplement for the Notes), with the Securities and Exchange Commission, or SEC, for the offering to which this free writing prospectus relates. Before you invest, you should read these documents and any other documents relating to this offering that UBS has filed with the SEC for more complete information about UBS and this offering. You may obtain these documents without cost by visiting EDGAR on the SEC website at www.sec.gov. Our Central Index Key, or CIK, on the SEC website is 0001114446. Alternatively, UBS will arrange to send you these documents if you so request by calling toll-free 1-877-387-2275.

This material is for distribution only under such circumstances as may be permitted by applicable law. It has no regard to the specific investment objectives, financial situation or particular needs of any recipient. It is published solely for informational purposes and is not to be construed as a solicitation or an offer to buy or sell any securities or related financial instruments. No representation or warranty, either express or implied, is provided in relation to the accuracy, completeness or reliability of the information contained herein, nor is it intended to be a complete statement or summary of the securities, markets or developments referred to in the materials. It should not be regarded by recipients as a substitute for the exercise of their own judgement. Any opinions expressed in this material are subject to change without notice and may differ or be contrary to opinions expressed by other business areas or groups of UBS as a result of using different assumptions and criteria. UBS is under no obligation to update or keep current the information contained herein. UBS, its directors, officers and employees' or clients may have or have had interests or long or short positions in the securities or other financial instruments referred to herein and may at any time make purchases and/or sales in them as principal or agent. UBS may act or have acted as market-maker in the securities or other financial instruments discussed in this material. Furthermore, UBS may have or have had a relationship with or may provide or has provided investment banking, capital markets and/or other financial services to the relevant companies. Neither UBS nor any of its affiliates, nor any of UBS' or any of its affiliates, directors, employees or agents accepts any liability for any loss or damage arising out of the use of all or any part of this material.

Options, derivative products and futures are not suitable for all investors, and trading in these instruments is considered risky. Past performance is not necessarily indicative of future results. Foreign currency rates of exchange may adversely affect the value, price or income of any security or related instrument mentioned in this presentation. Prior to entering into a transaction you should consult with your own legal, regulatory, tax, financial and accounting advisers to the extent you deem necessary to make your own investment, hedging and trading decisions. Any transaction between you and UBS will be subject to the detailed provisions of the term sheet, confirmation or electronic matching systems relating to that transaction. Clients wishing to effect transactions should contact their local sales representative. Additional information will be made available upon request.

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J.P.Morgan UBS 2

3 Contact Information UBS Structuring 677 Washington Boulevard Stamford, CT 06901 USA Jeff Conway +1 212 - 713 - 9368 Jeff.conway@ubs.com UBS Securities LLC 1285 Avenue of the Americas New York, NY 10019 Tel. +1 203 - 719 - 7900 www.ubs.com UBS Securities LLC is a subsidiary of UBS AG